Room 4561
						  March 23, 2006

Stephen M. Bennett
President and Chief Executive Officer
Intuit Inc.
2700 Coast Avenue
Mountain View, CA 94043

Re:	Intuit Inc.
	Form 10-K for the Fiscal Year Ended July 31, 2005
	Filed September 26, 2005
	Form 10-Q for the Quarterly Period Ended October 31, 2005
	Filed December 5, 2005
	Form 10-Q for the Quarterly Period Ended January 31, 2006
	Filed March 9, 2006
	Form 8-K filed November 16, 2005
	File no. 0-21180

Dear Mr. Bennett:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-K for the Fiscal Year Ended July 31, 2005

Management`s Discussion & Analysis (MD&A) of Financial Condition and
Results of Operations

Results of Operations, page 27

1. There are many instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (i.e. revenue, cost of revenue and operating expenses). Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III. D of SEC Release 33-6835. In addition, tell us how you considered removing vague terms such as "primarily" in favor of specific quantifications.

Notes To Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

Product Revenue, page 63

2. In page 5, you indicate that the Company offers a range of financial supplies designed for small businesses, such as paper checks, envelopes, invoices and deposit slips. We further note from your disclosures on page 13 that you use John H. Harland Company exclusively to fulfill orders for all of your printed checks and most other products for your financial supplies business. Tell us how you considered EITF 99-19 in accounting for revenue from the sale of such products. Also, tell us if you hold any inventory for these products.

Multiple Element Arrangements, page 63

3. We note that the Company offers several technical support plans as well as other services (i.e. web services, tax filing services, consulting, training, etc.). With regards to your multiple element arrangements, which include products and services please explain the following:
* Tell us how you account for arrangements that include product and technical support services (PCS). For instance, tell us if the product licenses are term licenses or perpetual licenses and tell us your accounting treatment for each.
* You indicate that if VSOE does not exist for undelivered items that are services, then you recognize the entire arrangement fee ratably over the service period. Do you ever sell arrangements that include product and several service elements (i.e. PCS and training)? If so, tell us how you account for such arrangements if you do not have VSOE for each of the undelivered service elements. That is, tell us how you determine the service period over which you recognize revenue.
* Please provide examples of the specific products and services that fall within the categories on which the Staff is commenting. For instance, we note that service revenues include electronic tax filing services included in your consumer and professional tax products. Do you consider the products sold with such services to be multiple element arrangements and if so, where do such products fall within your policy discussion of multiple element arrangements?

Customer Service and Technical Support, page 64

4. You indicate that the Company does not defer the recognition of revenue associated with sale of certain products, since the cost of providing the free technical support is insignificant. Tell us for which products you do not defer technical support revenue and provide an analysis of the revenue from those product sales to the PCS costs, which supports your conclusions with regards to the significance of such costs. Refer to paragraph 59 of SOP 97-2.

Note 4.  Goodwill and Purchased Intangible Assets, page 74

5. We note that the Company is amortizing certain intangibles, such as customer lists and purchased technology over a period of two to seven years. Provide a breakdown of these intangibles by their useful lives. For the portion of such assets that have useful lives of five years or beyond, tell us how you determined the adequacy of this amortization period.

Note 12.  Income Taxes, page 88

6. In page 34, you indicate that "reversal of reserves" for $25.7 million and $35.7 million in fiscal year 2005 and 2004, respectively is related to potential income tax exposures that were resolved. Your disclosures in Note 1 indicate that the Company recognizes liabilities for anticipated tax audit issues in the US and other tax jurisdictions based on your estimate of whether, and to the extent to which, additional taxes will be due. Tell us how you applied the guidance in SFAS 5 in determining the probability of the tax position being sustained on audit by the taxing authorities. Did you factor in whether or not the tax position will be audited by the taxing authorities in your assessment? Tell us the amount of reserves currently outstanding for pending tax positions and tell us what consideration you have given to disclosing such reserves. Please provide a detailed explanation of the nature of tax issues that resulted in such reserves and when the reserves were originally recorded. Also, tell us how you determined that the potential income tax exposure was resolved.




Form 10-Qs for the Quarterly Periods Ended October 31, 2005 and
January 31, 2006

7. With respect to the Company`s adoption of SFAS 123(R), please explain the following:
* We note that the Company estimates the volatility of your common stock based on the implied volatility of two-year publicly traded options on your common stock. Tell us how you considered each of the factors in Question 4 of SAB 107 in determining that use of the implied volatility is appropriate.
* You indicate that for options granted before August 1, 2005, you amortized the fair value on an accelerated basis. Please confirm that for awards granted prior to the adoption of SFAS 123R, you are continuing to calculate the compensation cost using the attribution method that was used under SFAS 123 in your pro forma disclosures. See paragraph 74 of SFAS 123R.

Form 8-K filed November 16, 2005

8. We note your use of non-GAAP measures under Item 9.01 of the Form
8-K noted above which excludes a number of recurring items. Tell us how you considered Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures for each of your non-GAAP measures (i.e. non-GAAP cost of product revenue, non-GAAP cost of service revenue, non-GAAP research and development, non-GAAP income tax benefit, etc.):
* the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* the economic substance behind management`s decision to use such a measure;
* the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
* the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

In this regard, we believe you should further enhance your disclosures to comply with Item 10(e)(1)(i)(C) and (D) of Regulation
S-K and Question 8 of the related FAQ to demonstrate the usefulness of your non-GAAP financial measures which excludes a number of recurring items, especially since these measures appear to be used to evaluate performance. Your current disclosures regarding the reasons for presenting these non-GAAP measures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what constitutes core operating results.


	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Kari Jin, Staff Accountant, at (202) 551-
3481
or me at (202) 551-3730 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Stephen M. Bennett
Intuit Inc.
March 23, 2006
Page 1